                                                 -------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number: 3235-0145
                                                 -------------------------------
                                                 Expires: December 31, 2005
                                                 -------------------------------
                                                 Estimated average burden
                                                 hours per response. . . 11
                                                 -------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                               ZYMOGENETICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98985T109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 6 Pages


--------------------------------------------------------------------------------
CUSIP NO.   98985T109
--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Apax Partners, Inc.  13-2647531
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York
--------------------------------------------------------------------------------
                        5.        SOLE VOTING POWER
                                           0
                        --------------------------------------------------------
   NUMBER OF SHARES     6.        SHARED VOTING POWER
BENEFICIALLY OWNED BY                      2,840,400*
EACH REPORTING PERSON   --------------------------------------------------------
         WITH           7.        SOLE DISPOSITIVE POWER
                                           0
                        --------------------------------------------------------
                        8.        SHARED DISPOSITIVE POWER
                                           2,840,400*
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,840,400*
--------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.2%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   CO
--------------------------------------------------------------------------------
         *See Rider A

                                                               Page 3 of 6 Pages




Item 1.      (a)  Name of Issuer:

                           Zymogenetics, Inc

             (b)  Address of Issuer's Principal Executive Offices:

                           1201 Eastlake Avenue East
                           Seattle, WA 98102

Item 2.      (a)  Name of Person Filing:

                           Apax Partners, Inc.

             (b)  Address of Principal Business Office or, if none,
                  Residence:

                           445 Park Avenue, 11th Floor
                           New York, NY  10022

             (c)  Citizenship:

                           New York

             (d)  Title of Class of Securities:

                           Common Stock

             (e)  CUSIP Number:

                           98985T109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


         (a) [ ]  Broker or dealer registered under Section 15 of the Act.

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 4 of 6 Pages







Item 4.          Ownership.

            (a)  Amount beneficially owned:      2,840,400*
                                          ------------------------

            (b)  Percent of class:               6.2%
                                    -----------------------------

            (c)  Number of shares as to which the person has:

                     (i)  Sole power to vote or to direct the vote        0
                                                                   -------------

                    (ii)  Shared power to vote or to direct the vote  2,840,400*
                                                                     -----------

                   (iii)  Sole power to dispose or to direct the disposition of
                                   0
                          ------------------

                    (iv)  Shared power to dispose or to direct the disposition
                          of   2,840,400*
                            ----------------
                  *See Rider A


Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                          Not applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                          Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                          Not applicable.

Item 9.          Notice of Dissolution of Group.

                          Not applicable.

Item 10.         Certification.

                          Not applicable.

                                                               Page 5 of 6 Pages





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 5, 2003
                                        --------------------------------------
                                                        (Date)

                                                 /s/ George M. Jenkins
                                        --------------------------------------
                                                      (Signature)

                                          George M. Jenkins / Vice President
                                        --------------------------------------
                                                     (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001)

                                                               Page 6 of 6 Pages





                                     Rider A

As of December 31, 2002, Apax Partners, Inc. ("Apax") may be deemed to be the beneficial owner of 2,424,863 shares of common stock (5.29%) owned by Apax Excelsior VI, L.P., a Delaware Limited Partnership, 198,194 shares of common stock (0.43%) owned by Apax Excelsior VI-A C.V., a limited partnership organized under the laws of the Netherlands, and 132,131 shares of common stock (0.29%) owned by Apax Excelsior VI-B C.V., a limited partnership organized under the laws of the Netherlands, and 85,212 shares of common stock (0.19%) owned by Patricof Private Investment Club III, L.P. a Delaware Limited Partnership. Each of such entities is managed or advised by Apax and, as such, Apax may be deemed to have shared voting and dispositive power with the General Partners of each Partnership with respect to an aggregate of 2,840,400 shares of common stock.

This filing does not include 1,348,131 shares of common stock owned by funds managed or advised by Apax Partners & Co. Ltd. and its affiliates.